SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

04054069

3 December 2004

RECEIVED
2004 DEC 28 P 3:0
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 2 December 2004, Re: Proposed disposal of 98% equity interest in Hamba Research & Development Co Ltd by Silverstone Corporation Berhad for a cash consideration of RM1.00 for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

dlw 1/4

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 02/12/2004 06:34:51 PM
Reference No SC-041202-A1C9B

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
PROPOSED DISPOSAL OF 98% EQUITY INTEREST IN HAMBA RESEARCH & DEVELOPMENT CO LTD BY SILVERSTONE CORPORATION BERHAD ("SCB") FOR A CASH CONSIDERATION OF RM1.00 ("PROPOSED DISPOSAL")

* **Contents :-**

We refer to our announcement on 3 September 2004.

The Board of Directors of SCB wishes to announce that the Investment Commission under the Ministry of Economy of Taiwan had approved the Proposed Disposal on 1 December 2004. Accordingly, the Proposed Disposal was completed on 1 December 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)